Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of deficiency of earnings to fixed charges and ratio of combined fixed charges to deficiency of earnings for the years ended December 21, 2000, 2001, 2002, 2003 and 2004 and the nine months ended September 30, 2005. As the ratios of deficiency of earnings to fixed charges and deficiency of earnings to combined fixed charges indicate less than one-to-one coverage, we have provided the coverage deficiency amounts.

Statement of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Fiscal Year Ended December 31,					9 months Ended September 30, 2005
	2000	2001	2002	2003	2004
Income (loss) before income taxes	$(9,549)	$(17,005)	$(21,459)	$(24,037)	$(27,257)	$(30,578)
Fixed charges	67	130	561	682	781	407

Total earnings (loss) for computation of ratio	$(9,482)	$(16,875)	$(20,898)	$(23,355)	$(26,476)	$(30,171)

Fixed Charges:
Interest expense	$—	$—	$371	$462	$495	$181
Amortization of prepayment penalty on debt	—	—	—	—	—	—
Interest attributable to rentals[1]	67	130	190	220	286	226

Total fixed charges	$67	$130	$561	$682	$781	$407

Ratio of earnings to fixed charges[2]	—	—	—	—	—	—

[1]	Interest attributable to rentals equals one-third of total rent expense
[2]	Due to Stereotaxis’ losses in the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the nine months ended September 30, 2005, the ratio coverage was less than 1:1. Additional earnings of $9,549, $17,005, $21,459, $24,037, $27,257 and $30,578 would have been required in each of these periods, respectively, to achieve a ratio of 1:1.